UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PHILLIPS EDISON & COMPANY, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

71844V 102
(CUSIP Number of Class of Securities)

Jeffrey S. Edison
Chief Executive Officer and Chairman
Phillips Edison & Company, Inc.
11501 Northlake Drive
Cincinnati, Ohio 45249
(513) 554-1110
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:
Yoel Kranz, Esq.
David H. Roberts, Esq.
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 813-8800

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CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$25,875,000(a)	$2,822.96(b)

(a)Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash up to 4,500,000 shares of stock, par value $0.01 per share, of Phillips Edison & Company, Inc. (the “Company”), at a price of $5.75 per share.
(b)The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million of the aggregate amount of cash offered by the Company.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☑ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)
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SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Phillips Edison & Company, Inc., a Maryland corporation (the “Company”), to purchase for cash up to 4,500,000 shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $5.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, or approximately $26 million in the aggregate. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 10, 2020, and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(i) and (a)(ii), respectively, and which, together with any amendments or supplements thereto, collectively constitute the “Offer”. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)The name of the issuer is Phillips Edison & Company, Inc., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 11501 Northlake Drive, Cincinnati, Ohio 45249; (513) 554-1110.

(b)This Schedule TO relates to the Shares of the Company, par value $0.01 per Share. As of November 9, 2020, there were 290,388,656 Shares issued and outstanding. The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

(c)The information regarding the trading market and price of the Shares set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)The Company is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The information set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)The information regarding the material terms of the transaction set forth in the Offer to Purchase in “Summary Term Sheet”, Section 1, “Price; Number of Shares; Expiration Date; Proration”, Section 2, “Procedures for Tendering Shares”, Section 3, “Amount of Tenders”, Section 4, “Withdrawal Rights”, Section 5, “Purchase and Payment for Tendered Shares”, Section 6, “Conditions of the Offer”, Section 7, “Extension of the Offer; Termination; Amendment”, Section 9, “Treatment of Fractional Shares”, Section 12, “Source and Amount of Funds”, Section 16, “Material U.S. Federal Income Tax Considerations”, and Section 18, “Miscellaneous”, is incorporated herein by reference. There will be no material differences in the rights of the remaining security holders of the Company as a result of the transactions contemplated by the Offer.

(b)None of the Company’s directors, executive officers, or, to the Company’s knowledge, the Company’s affiliates intends to tender any of their Shares in the Offer. Therefore, purchases of Shares pursuant to the Offer will
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increase the proportional holdings of the Company’s directors, executive officers, and affiliates. See Section 13, “Certain Information About the Company”, of the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e)The information regarding the Company’s securities set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)The information regarding the purpose of the transaction set forth in Section 8, “Purpose; Certain Effects of the Offer”, of the Offer to Purchase is incorporated herein by reference.

(b)The information regarding the treatment of Shares acquired pursuant to the Offer set forth in Section 10, “Use of Securities Acquired”, of the Offer to Purchase is incorporated herein by reference.

(c)The information regarding any plans or proposals set forth in Section 11, “Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)The information regarding the source of funds set forth in Section 12, “Source and Amount of Funds”, of the Offer to Purchase is incorporated herein by reference.

(b)The information set forth in the Offer to Purchase under Section 12, “Source and Amount of Funds” is incorporated herein by reference.

(d)The information set forth in the Offer to Purchase under Section 12, “Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)-(b) The information set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated, or Used.

(a)The information set forth in the Offer to Purchase in Section 18, “Miscellaneous”, of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.
(a)-(b) Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1) The information set forth in Section 13, “Certain Information About the Company”, of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference to the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

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(a)(2) The information set forth in Section 15, “Certain Legal Matters; Regulatory Approvals”, of the Offer to Purchase is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) Not applicable.

(a)(5) None.

(c)The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase, dated November 10, 2020.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Stockholders.
(a)(1)(D)*	Excerpt from Press Release, dated November 9, 2020.
(b)(1)
Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and PNC Bank, National Association as administrative agent, dated November 18, 2018 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed November 19, 2018).

(b)(2)
Amended and Restated Credit Agreement among Phillips Edison Grocery Center Operating Partnership I, L.P., Phillips Edison & Company, Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent, dated November 16, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed November 19, 2018).

(d)(1)
Fourth Amended and Restated Agreement of Limited Partnership of Phillips Edison Grocery Center Operating Partnership I, L.P., dated March 31, 2018 (incorporated by reference to Exhibit 4.4 to the Company’s Annual Report on Form 10-K filed March 30, 2018)

(d)(2)	Third Amended and Restated Dividend Reinstatement Plan (incorporated by reference to Exhibit 4.7 to the Company’s Registration Statement on Form S-3 filed October 31, 2019).
(d)(3)
Phillips Edison & Company, Inc. Third Amended and Restated Share Repurchase Program, dated August 7, 2019. (incorporated by reference to Exhibit 99.1 to the Company’s Quarterly Report on Form 10-Q filed August 12, 2019).

(g)	None.
(h)	None.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

PHILLIPS EDISON & COMPANY, INC.

Dated: November 10, 2020	By:	/s/ John P. Caulfield
John P. Caulfield
Chief Financial Officer, Senior Vice President and Treasurer
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